Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on the Issuance of the Ultra-short-term Financing Bills of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

8 February 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2013-005

ANNOUNCEMENT on the ISSUANCE OF The ULTRA-SHORT-TERM FINANCING
BILLS OF China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

The first extraordinary general meeting for the year 2012 of China Southern Airlines Company Limited (the “Company”) held on 10 August 2012 approved the authorization given to the Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.

According to the resolution passed on the above mentioned general meeting, on 31 October 2012, the Board considered and approved to apply to National Association of Financial Market Institutional Investors for registration to issue, in one or multiple tranche(s), ultra-short-term financing bills of an aggregate principal amount up to RMB10 billion, according to its capital needs and the market conditions.

According to the resolution passed on the Board meeting, the Company applied to National Association of Financial Market Institutional Investors for registration to issue ultra-short-term financing bills of an aggregate principal amount up to RMB10 billion and the rolling issuance of the ultra-short-term financing bills shall be conducted within the valid registration term. On 14 December 2012, the Company has received a notice of acceptance of registration (Zhong Shi Xie Zhu[2012]SCP No. 45) issued by National Association of Financial Market Institutional Investors to accept the registration to issue ultra-short-term financing bills of the Company.

The Company has completed the issuance of the first tranche of ultra-short-term financing bills for the year 2013 of China Southern Airlines Company Limited ( the “First Tranche Financing Bills”) on 8 February 2013. The total issuance amount of the First Tranche Financing Bills was RMB0.5 billion, with a maturity period of 180 days, a par value per unit of RMB 100 and a nominal interest rate of 3.9%.

The First Tranche Financing Bills were underwritten by an underwriting syndicate led by Industrial Bank Co., Ltd. as the lead underwriter, and the First Tranche Financing Bills were publicly issued by ways of book building and concentrative allotment in the National Inter-bank Bond Market. The proceeds raised from the First Tranche Financing Bills shall be used to repay the bank loans and rationalize the financing structure of the Company.

2

The relevant documents in relation to the issuance of the First Tranche Financing Bills have been published on the websites of China Money and Shanghai Clearing House at www.chinamoney.com.cn and www.shclearing.com, respectively.

The Board of

China Southern Airlines Company Limited

8 February 2013

3